June 11, 2009

BY FEDERAL EXPRESS AND EDGAR

Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Re: Bar Harbor Bankshares
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed: March 16, 2009
File No.: 001-13349

Dear Ms. McHale:

On behalf of Bar Harbor Bankshares ( the "Company"), this letter is in response to the staff’s comment letter dated May 29, 2009 relating to the staff’s review of the above-referenced Form 10-K filing. Set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Short-term, Annual Incentive Cash Compensation Program, page 17 of Definitive Proxy Statement on Schedule 14A

1.	Please tell us why you have not disclosed certain of the performance targets utilized in determining annual cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for credit asset quality, loan and deposit growth and other individual goals that were used as bases for awarding cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

            The specific targets for credit asset quality, loan and deposit growth as well as specific individual goals for the 2008 Annual Incentive Compensation Plan were previously provided in the 2008 Annual Incentive Compensation Plan as filed by the Company with the Securities and Exchange Commission (the "Commission") (Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on August 11, 2008). As these target goals and weightings vary depending upon the individual named executive officer, the Company did not specify these targets in the proxy statement because such inclusion appeared to be more confusing than helpful to the shareholder. The target goals and weightings as disclosed in Exhibit 10.1 to the Quarterly Report were the actual performance targets used for 2008. In the future, these individual performance criteria will be included in a chart similar to what was included in the 2008 Annual Incentive Compensation Plan itself.

2008 Grants of Plan-Based Awards, page 26 of Definitive Proxy Statement on Schedule 14A

2.	Please tell us how you calculated the amounts disclosed in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards section of the table. We note, for example, that the amounts disclosed in this table for Mr. Murphy do not correspond to the threshold, target and stretch percentages of 12.50%, 25.00% and 37.50% of base salary disclosed on page 17 of the definitive proxy statement. We also note that you do not disclose the grant dates for each award as required by Item 402(d)(2)(ii) of Regulation S-K.

            The amounts reflected in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards sections of the table were computed based on the Company’s actual results as opposed to the possible payments under threshold, target and stretch performance levels. The Company’s Annual Incentive Plan (the "Plan") provides for an annual payment based on multiple performance measures. The payouts under the Plan are made early in the subsequent year once the Company’s financial results are finalized. The Company inadvertently reflected the actual amounts paid to each named executive officer ("NEO") under the various performance measures of the Plan based on whether there was threshold, target or a stretch performance level achieved for each measure. In future filings, the Company will reflect the possible payout under the different performance levels and will disclose by footnote the actual amount paid to each NEO to the extent that it has already been determined at the time of the filing of the proxy statement.

            The grant dates for the annual non-equity plan awards are contemporaneous with the adoption of that year’s Company Annual Incentive Plan, which was in May 2008. In the future, the Company will specify the actual date of grant in the table as required by Item 402(d)(2)(ii) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Voting Securities and Principal Holders Thereof, page 4 of Definitive Proxy Statement on Schedule I4E

3.	Please tell us the natural person who holds voting power or investment power over the shares held by Shufro Rose & Co., LLC and include this disclosure in future filings.

            The Schedule 13G filed by Shufro Rose & Co., LLC on February 12, 2009 was signed by Steven J. Glass, Senior Managing Director, on behalf of Shufro Rose & Co., LLC. The Company does not have any additional information on the natural person holding the voting power or investment power over the shares held by Shufro Rose & Co., LLC. In its future filings, the Company will include this additional information to the extent disclosed in an amendment to Shufro Rose & Co., LLC’s Schedule 13G.

Certain Relationships and Related Transactions and Director Independence

Indebtedness of Management, page 40 of Definitive Proxy Statement on Schedule 1

4.	It is unclear from your disclosure in the third paragraph whether you are in compliance with the disclosure requirements of Item 404 of Regulation S-K. Please tell us if the company meets the requirements of Instruction 4(c) to Item 404(a) of Regulation S-K, If so, please revise your future filings to clarify your transactions with related parties disclosure accordingly.

            Loans to related persons (i) are made in the ordinary course of business, (ii) are made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the Company and (iii) do not involve more than the normal risk of collectibility or present other unfavorable features. In its future filings, the Company will make it clear in its disclosure of related party transactions that all loans to related parties meet the requirements of Instruction 4(c) to Item 404(a) of Regulation S-K.

Signatures

5.	Please tell us if the report has been signed by the company's controller or principal accounting officer. Please also confirm that you will clearly identify the company's controller or principal accounting officer as a signatory in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

            Gerald Shencavitz, the Company’s Chief Financial Officer, serves as both the Company’s principal financial officer and principal accounting officer. In future filings, the Company will make it clear that he is signing in both capacities.

* * * *

            The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-2638.

Respectfully submitted, /s/Gerald Shencavitz Gerald Shencavitz Chief Financial Officer